Exhibit 12

Ratio of Earnings to Combined Fixed Charges

			Seven
			Months
			Ended
	Year Ended December 31,		December 31,	Year Ended May 31,
	2006	2005	2004	2004	2003	2002

Earnings:
Income (loss) before income taxes	$(48,478,000)	$(31,941,000)	$(4,863,000)	$(610,000)	$(3,189,000)	$196,000
Interest expense(1)	23,483,000	26,365,000	10,147,000	8,057,000	727,000	216,000
Loan cost amortization	1,204,000	5,106,000	530,000	172,000	20,000	—

Earnings	$(23,791,000)	$(470,000)	$5,814,000	$7,619,000	$(2,442,000)	$412,000

Fixed Charges:
Interest expense	$23,483,000	$26,365,000	$10,147,000	$8,057,000	$727,000	$216,000
Loan cost amortization	1,204,000	5,106,000	530,000	172,000	20,000	—

Fixed charges	$24,687,000	$31,471,000	$10,677,000	$8,229,000	$747,000	$216,000

Preferred Stock Dividends	$—	$10,000	$6,000	$10,000	$10,000	$10,000
Ratio of income before taxes	1.0	1.0	1.0	1.7	0.9	1.6

Subtotal-Preferred Dividends	$—	$10,000	$6,000	$17,000	$9,000	$16,000
Combined fixed charges and preferred dividends	$24,687,000	$31,481,000	$10,683,000	$8,246,000	$756,000	$232,000
Ratio of earnings to fixed charges(2)(3)	(1.0)	(0.0)	0.5	0.9	(3.3)	1.9
Insufficient coverage	$48,478,000	$31,941,000	$4,863,000	$610,000	$3,189,000	$—
Ratio of earnings to combined fixed charges and preferred dividends(4)	(1.0)	(0.0)	0.5	0.9	(3.2)	1.8
Insufficient coverage	$48,478,000	$31,951,000	$4,869,000	$627,000	$3,198,000	$—

(1)	Excludes the effect of unrealized gains or losses on interest rate derivatives.

(2)	Fixed charges means the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

(3)	Earnings is the amount resulting from (a) adding (i) pre-tax income from continuing operations, (ii) fixed charges, (iii) amortization of capitalized interest, (iv) distributed income of equity investees, and (v) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and (b) subtracting from the total of the previous items (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries, and (iii) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Equity investees are investments that we account for using the equity method of accounting.

(4)	Preference security dividend is the amount of pre-tax earnings that is required to pay dividends on outstanding preference securities. The dividend requirement is computed as the amount of the dividend divided by (1 minus the effective income tax rate applicable to continuing operations).